

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2015

Via E-mail
Devin Anderson
General Counsel and Corporate Secretary
PGA Holdings, Inc.
401 Edgewater Place
Suite 500
Wakefield, Massachusetts 01880

>   **Re: PGA Holdings, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted February 12, 2015**
>   **CIK No. 0001633142**

Dear Mr. Anderson:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note that you plan to effect a corporate reorganization prior to the consummation of this offering in which you will issue common stock to the equity holders of PG Holdco. Please provide us your analysis as to the exemption from registration under the Securities Act you intend to rely on to complete the reorganization. Please also address in your analysis why any concurrent private placements should not be integrated into the public offering. Please see Securities Act Release No. 33-8828 (Aug. 10, 2007) for guidance.

2.   In addition, please include disclosure of any recent sales of unregistered securities in Part II as required by Form S-1. We note that you also expect to grant shares of your common stock subject to restricted stock units in connection with the Reorganization.

3.   Please update your financial statements and the financial information presented throughout your filing.

Summary Consolidated Financial Data, page 12

4.   We note the presentation of adjusted net income per common share. Given the nature of the adjustments, please tell us management's basis for using such a measure as it would appear that the majority of the adjustments would be reflected in pro forma financial information.

5.   Please revise footnote (g) to the reconciliation of EBITDA and adjusted EBITDA to further explain why you have characterized the items identified in the footnote as non-recurring given that they appear in each period presented. Alternatively, please revise your caption to characterize the adjustment as something other than "non-recurring."

Capitalization, page 45

6.   Please present your capitalization given the effects of the reorganization separately from the effects of the sale of common stock from this offering.

Dilution, page 46

7.   Within your dilution table, please quantify the change in net book value that resulted from the reorganization separately from the effects of the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

8.   We refer to your use of the following metrics throughout the prospectus: average hospital client tenure of approximately eight years, average annual revenue retention rate of approximately 94% and average client retention rate of approximately 97%. We note your disclosure on page 54 discussing how you calculate your revenue retention rate. Please also disclose how you calculate average hospital client tenure and average client retention rate. Please also discuss any material limitations or important assumptions associated with these metrics and provide discussion, to the extent material and relevant, of how these metrics correlate with your results of operations.

9.   Please revise your discussion throughout your MD&A to include additional analysis regarding the reasons for material period to period changes. By way of example only, please disclose the reasons behind the increase in volume of sales of patient experience solutions and the timing of payroll accruals and deferred revenue. In addition, please consider revising your discussions of revenues, cost of sales and general administrative periods to include disaggregated information on the components of each of these line items. Given the numerous items currently included in each of these line items, this information may enhance a reader's ability to see which of the components are driving these line items and to identify related trends between periods.

Revenue Retention, page 54

10.   We note your disclosure of revenue retention as a non-GAAP measure. Please provide additional information as to how the measure is calculated. Given that you use revenue only from clients that were present in both periods, please disclose the amount of revenue included within the metric and the amount excluded, and how you determined to include or exclude amounts.

Property and Equipment, page 63

11.   Please revise here or elsewhere, as appropriate, to provide a more detailed discussion of your computer software development costs and any other research and development costs to include specific quantification of the amounts incurred and expensed in each period, including where in the income statements they are presented, and the amounts capitalized in each period. Where possible, please describe the activities to which these amounts relate.

Principal Stockholders, page 106

12.   Please revise to disclose the natural person or persons that control the voting and or dispositive power over the funds affiliated with Vestar.

Description of Capital Stock, page 110

13.   We note your disclosure on page 113 regarding payment of legal fees in certain proceedings. Please disclose whether you intend to apply this provision to potential federal securities law claims arising out of this offering and, if so, include appropriate corresponding risk factor disclosure. We note that a claimant may be obligated to pay if they do not obtain a judgment on the merits that substantially achieves the full remedy or relief sought in the claim. Please disclose the level of recovery required by the plaintiff to avoid payment. Please also expand on your disclosure to specify who is subject to the provision and who is entitled to reimbursement under the provision. In addition, please include corresponding risk factor disclosure about how this provision could possibly

discourage shareholder lawsuits that might otherwise benefit the company and its shareholders.

<u>Note 11. Pro Forma Balance Sheet, Income and Per share Information (Unaudited), page F-14</u>

14.   It appears that there are a number of transactions connected with the reorganization and offering. Please tell us, why you have or have not reflected each transaction within your pro forma information. These would include the elimination of the management fee to Vestar, issuance of shares to the equity holders of PG Holdco, issuance of shares subject to RSUs granted, anticipated equity based compensation expense, issuance of shares in this offering, one-time transaction advisory fee to Vestar, planned pay off of the Term Loan and the write-off of the related deferred financing fees.

<u>Audited Consolidated Financial Statements for the years ended December 31, 2013 and 2012,</u>

<u>Note 2. Summary of Significant Accounting Polices, page F-21</u>

15.   Please revise to disclose your accounting policy for sales and marketing costs. We note your reference to them on page 80.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director

cc: Peter Handrinos, Esq. (via E-mail)